Exhibit 99.3

                                               knowledge. judgement. EXPERIENCE.


W.P. STEWART
         & Co., Ltd.                                               PRESS RELEASE


Contact: Fred Ryan
telephone: 441.295.8585

15 June 2006
Hamilton, Bermuda


   W.P. Stewart & Co., Ltd. Announces the Appointment of Mark Phelps as Deputy
                     Managing Director - Global Investments

W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") announced today that Mark Phelps has been appointed Deputy Managing Director - Global Investments, effective 1 July 2006. Mr. Phelps currently is and will continue to be Chief Executive Officer at the Company's London research and portfolio management subsidiary, W.P. Stewart & Co. (Europe), Ltd.

Mr. Phelps is a British national with more than 20 years experience in European and U.S. investment research and portfolio management. Prior to joining W.P. Stewart, he held senior positions with the Dresdner Bank organization in both London and San Francisco including Chief Investment Officer for Global Equities at Dresdner RCM in San Francisco. Mr. Phelps has a BA (Hons.) in Economics from the University of York in England and completed graduate studies at the Royal Military Academy Sandhurst, England. From 1981 to 1984 Mr. Phelps was in the British Army and finished his service with the rank of Captain.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823